UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

FAT BRANDS INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30258N105

(CUSIP Number)

Gregory Fortunoff 49 West 37th Street, New York, NY 10018	Scott Fortunoff 49 West 37th Street, New York, NY 10018	Laurie Fortunoff 49 West 37th Street, New York, NY 10018

Jill Gerstenblatt 49 West 37th Street, New York, NY 10018	Darren Gerstenblatt 49 West 37th Street, New York, NY 10018

Copy to: Steven E. Cohen, Esq. Kane Kessler, P.C. 666 Third Avenue, 23rd Floor New York, New York 10017 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gregory Fortunoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 369,701 (See Item 5)
	8	SHARED VOTING POWER (See Item 5)
	9	SOLE DISPOSITIVE POWER 369,701 (See Item 5)
	10	SHARED DISPOSITIVE POWER (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,701 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott Fortunoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000 (See Item 5)
	8	SHARED VOTING POWER 20,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 150,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 20,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Laurie Fortunoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 20,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 20,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Gerstenblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,148 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 37,148 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,148 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .3%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Darren Gerstenblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,966 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 44,966 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,966 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .4%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2019 (collectively the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D) with respect to the shares of common stock, $0.0001 par value per share (the “Common Stock”) of Fat Brands Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

All such funds identified below were provided from the working capital or personal funds of the applicable Reporting Person who directly beneficially owns such securities.

(i)        Gregory Fortunoff.

The securities reported in this Statement as directly beneficially owned by Gregory Fortunoff were acquired with funds of approximately $1,663,650 (including brokerage commissions).

(ii)        Scott Fortunoff.

The securities reported in this Statement as directly beneficially owned by Scott Fortunoff were acquired with funds of approximately $765,000 (including brokerage commissions).

(iii)        Laurie Fortunoff.

The securities reported in this Statement as directly beneficially owned by Laurie Fortunoff were acquired with funds of approximately $120,000 (including brokerage commissions).

(iv)        Jill Gerstenblatt.

The securities reported in this Statement as directly beneficially owned by Jill Gerstenblatt were acquired with funds of approximately $177,900 (including brokerage commissions).

(v)        Darren Gerstenblatt.

The securities reported in this Statement as directly beneficially owned by Darren Gerstenblatt were acquired with funds of approximately $265,000 (including brokerage commissions).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

This Schedule 13D is filed by the Reporting Persons to report transactions regarding shares of the Common Stock which changes the Reporting Persons’ beneficial ownership (as such term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of the Common Stock from the amounts previously reported on the Schedule 13D previously filed by the Reporting Persons with the Commission on November 12, 2019.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, forming a group with other persons for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Beneficial ownership of the shares of Common Stock shown on the cover pages of and set forth elsewhere in this Statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1), as of August 28, 2020, the group would be deemed to own beneficially (as that term is defined under Rule 13d-3 of the Exchange Act) and may be deemed to have shared voting and dispositive power over an aggregate of 621,815 shares of Common Stock, representing 5.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,849,907 shares of Common Stock outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 28, 2020, filed with the Securities and Exchange Commission on August 7, 2020).

The filing of this Statement and any future amendment by any of the Reporting Persons, and the inclusion of information herein and therein with respect to any of the Reporting Persons shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

(i)       Gregory Fortunoff.

(a) - (c) As of August 28, 2020, Gregory Fortunoff beneficially owned in the aggregate 369,701 (which includes (i) 7,150 shares of Common Stock that Gregory Fortunoff may be deemed to beneficially own as UTMA custodian for his children; and (ii) 112,500 shares of Common Stock that Gregory Fortunoff may be deemed to beneficially own as trustee for his wife, but excludes 100,000 shares of Common Stock that may be acquired by Gregory Fortunoff upon exercise of immediately exercisable warrants at an exercise price of $5.00 per share) constituting approximately 3.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,849,907 shares of Common Stock outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 28, 2020, filed with the Securities and Exchange Commission on August 7, 2020).

Gregory Fortunoff engaged in the following transactions during the last 60 days as follows:

Date	Number of Shares	Purchase/Sale	Price ($)
08/24/2020	500	Purchase	4.39
08/24/2020	500	Purchase	4.41
08/24/2020	500	Purchase	4.43
08/24/2020	500	Purchase	4.45
08/24/2020	500	Purchase	4.50
08/24/2020	486	Purchase	4.50
08/24/2020	414	Purchase	4.40
08/24/2020	300	Purchase	4.40
08/24/2020	200	Purchase	4.39
08/24/2020	75	Purchase	4.45
08/24/2020	25	Purchase	4.40
08/13/2020	55	Sale	12.04
08/13/2020	110	Sale	12.01
08/13/2020	124	Sale	12.06
08/13/2020	200	Sale	11.65
08/13/2020	300	Sale	12.02
08/13/2020	400	Sale	12.03
08/13/2020	500	Sale	11.64
08/13/2020	500	Sale	11.67
08/13/2020	505	Sale	12.05
08/13/2020	600	Sale	11.63
08/13/2020	800	Sale	11.00
08/13/2020	800	Sale	11.62
08/13/2020	976	Sale	12.07

Date	Number of Shares	Purchase/Sale	Price ($)
08/13/2020	1,530	Sale	12.00
08/13/2020	2,500	Sale	10.00
08/13/2020	3,000	Sale	11.00
08/13/2020	3,000	Sale	11.50
08/13/2020	3,000	Sale	12.00
08/13/2020	3,024	Sale	11.50
08/13/2020	5,000	Sale	10.50
08/13/2020	6,976	Sale	12.00
08/12/2020	195	Purchase	3.57
08/12/2020	100	Purchase	3.20
08/12/2020	100	Purchase	3.41
08/12/2020	100	Purchase	3.50
08/12/2020	85	Purchase	3.43
08/12/2020	15	Purchase	3.45
08/11/2020	100	Purchase	3.36
08/11/2020	100	Purchase	3.40
08/10/2020	168	Purchase	3.28
08/10/2020	100	Purchase	3.25
08/10/2020	100	Purchase	3.30
08/10/2020	100	Purchase	3.35
08/10/2020	75	Purchase	3.35
08/10/2020	25	Purchase	3.34
08/10/2020	5	Purchase	3.20
08/07/2020	200	Purchase	3.28
08/07/2020	200	Purchase	3.28
08/07/2020	200	Purchase	3.31
08/07/2020	175	Purchase	3.45
08/07/2020	100	Purchase	3.18
08/07/2020	100	Purchase	3.18
08/07/2020	100	Purchase	3.26
08/07/2020	100	Purchase	3.30
08/07/2020	86	Purchase	3.27
08/07/2020	55	Purchase	3.15

Date	Number of Shares	Purchase/Sale	Price ($)
08/07/2020	50	Purchase	3.39
08/07/2020	50	Purchase	3.40
08/07/2020	25	Purchase	3.45
08/07/2020	14	Purchase	3.27
08/06/2020	100	Purchase	3.25
08/05/2020	100	Purchase	3.24
08/05/2020	63	Purchase	3.20
08/04/2020	100	Purchase	3.05
08/04/2020	100	Purchase	3.05
08/04/2020	14	Purchase	3.10
08/03/2020	200	Purchase	2.95
08/03/2020	200	Purchase	3.17
08/03/2020	114	Purchase	3.00
08/03/2020	111	Purchase	3.05
08/03/2020	100	Purchase	2.99
08/03/2020	100	Purchase	3.00
08/03/2020	89	Purchase	3.05
08/03/2020	85	Purchase	3.00
07/31/2020	100	Purchase	3.2
07/30/2020	100	Purchase	3.2
07/30/2020	100	Purchase	3.25
07/30/2020	100	Purchase	3.25
07/30/2020	100	Purchase	3.25
07/30/2020	98	Purchase	3.2
07/30/2020	2	Purchase	3.2
07/30/2020	1	Purchase	3.2
07/29/2020	100	Purchase	3.25
07/29/2020	100	Purchase	3.28
07/29/2020	100	Purchase	3.3
07/29/2020	100	Purchase	3.35
07/29/2020	75	Purchase	3.2
07/29/2020	64	Purchase	3.25
07/29/2020	57	Purchase	3.25

Date	Number of Shares	Purchase/Sale	Price ($)
07/29/2020	4	Purchase	3.2
07/28/2020	200	Purchase	3.26
07/28/2020	142	Purchase	3.37
07/28/2020	100	Purchase	3.26
07/28/2020	100	Purchase	3.35
07/27/2020	100	Purchase	3.45
07/24/2020	100	Purchase	3.38
07/24/2020	6	Purchase	3.35
07/23/2020	100	Purchase	3.35
07/23/2020	1	Purchase	3.35
07/22/2020	100	Purchase	3.30
07/22/2020	100	Purchase	3.30
07/22/2020	100	Purchase	3.40
07/22/2020	98	Purchase	3.35
07/22/2020	2	Purchase	3.35
07/21/2020	100	Purchase	3.45
07/15/2020	100	Purchase	3.30
07/15/2020	100	Purchase	3.40
07/09/2020	100	Purchase	3.30
07/09/2020	100	Purchase	3.31
07/09/2020	100	Purchase	3.35
07/08/2020	100	Purchase	3.50
07/07/2020	100	Purchase	3.27
07/06/2020	100	Purchase	3.40
07/06/2020	98	Purchase	3.31
07/06/2020	10	Purchase	3.30
07/06/2020	2	Purchase	3.31
07/02/2020	100	Purchase	3.43
07/02/2020	98	Purchase	3.41
07/02/2020	7	Purchase	3.30
07/02/2020	2	Purchase	3.41
07/01/2020	100	Purchase	3.30
06/30/2020	100	Purchase	3.39

Date	Number of Shares	Purchase/Sale	Price ($)
06/29/2020	100	Purchase	3.35
06/29/2020	19	Purchase	3.36
06/26/2020	100	Purchase	3.30
06/26/2020	100	Purchase	3.35
06/26/2020	100	Purchase	3.43
06/26/2020	100	Purchase	3.50
06/26/2020	94	Purchase	3.40
06/26/2020	64	Purchase	3.38
06/26/2020	36	Purchase	3.38
06/26/2020	14	Purchase	3.27
06/26/2020	6	Purchase	3.40

(d) and (e). Not Applicable.

(ii)       Scott Fortunoff.

(a) - (c) As of August 28, 2020, Scott Fortunoff beneficially owned in the aggregate 170,000 shares of Common Stock (which includes 20,000 shares of Common Stock beneficially owned with his wife Laurie Fortunoff in a joint account), constituting approximately 1.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,849,907 shares of Common Stock outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 28, 2020, filed with the Securities and Exchange Commission on August 7, 2020).

Scott Fortunoff engaged in the following transactions during the last 60 days as follows:

Date	Number of Shares	Purchase/Sale	Price ($)
08/25/2020	1,700	Purchase	4.38
08/24/2020	8,300	Purchase	4.28
08/18/2020	9,000	Purchase	5.39
08/17/2020	1,000	Purchase	5.48
08/14/2020	20,000	Purchase	6.31
08/13/2020	50,000	Sale	11.01
08/13/2020	25,000	Sale	11.00

(d) and (e). Not Applicable.

(iii)       Laurie Fortunoff.

(a) - (c) As of August 28, 2020, Laurie Fortunoff, beneficially owned in the aggregate 20,000 shares of Common Stock with her husband Scott Fortunoff in a joint account, constituting approximately .4% of the outstanding shares of Common Stock

Laurie Fortunoff did not acquire or purchase shares of Common Stock during the last 60 days.

(d) and (e). Not Applicable.

(iv)       Jill Gerstenblatt.

(a) - (c) As of August 28, 2020, Jill Gerstenblatt beneficially owned in the aggregate 37,148 shares of Common Stock, constituting approximately .3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,849,907 shares of Common Stock outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 28, 2020, filed with the Securities and Exchange Commission on August 7, 2020).

Jill Gerstenblatt did not acquire or purchase shares of Common Stock during the last 60 days.

(d) and (e). Not Applicable.

(v)       Darren Gerstenblatt.

(a) - (c) As of August 28, 2020, Darren Gerstenblatt beneficially owned in the aggregate 44,966 shares of Common Stock, constituting approximately .4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,849,907 shares of Common Stock outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 28, 2020, filed with the Securities and Exchange Commission on August 7, 2020).

Darren Gerstenblatt engaged in the following transactions during the last 60 days as follows:

Date	Number of Shares	Purchase/Sale	Price ($)
08/17/2020	3,000	Sale	9.50
08/3/2020	2,000	Purchase	2.94

(d) and (e). Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 28, 2020

/s/ Gregory Fortunoff
Gregory Fortunoff

/s/ Scott Fortunoff
Scott Fortunoff

/s/ Laurie Fortunoff
Laurie Fortunoff

/s/ Jill Gerstenblatt
Jill Gerstenblatt

/s/ Darren Gerstenblatt
Darren Gerstenblatt